February 14, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:  Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-1 (g)(1)(ii) under the Investment Company Act of 1940 is:

(i)A copy of the fidelity bond;

(ii)a certified copy of the resolutions of a majority of the directors who are not interested persons of the series funds listed on Schedule A approving the bond.

(iii)a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from December 31, 2021 to December 31, 2022;

(iv)a statement as to the period for which premiums have been paid; and

(v)a copy of the agreement among each of the named insured registered investment companies entered into pursuant to paragraph (f) of Rule 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(202) 238-2205.

Sincerely,

/s/ Hope Brown

Hope Brown

Vice President

Schedule A

Calvert Management Series, a series fund consisting of:

•Calvert Flexible Bond Fund

•Calvert Floating-Rate Advantage Fund

•Calvert Responsible Municipal Income Fund

Calvert Social Investment Fund, a series fund consisting of:

•Calvert Balanced Fund

•Calvert Bond Fund

•Calvert Conservative Allocation Fund

•Calvert Equity Fund

•Calvert Growth Allocation Fund

•Calvert Moderate Allocation Fund

The Calvert Fund, a series fund consisting of:

•Calvert Core Bond Fund (formerly Calvert Long-Term Income Fund)

•Calvert High Yield Bond Fund

•Calvert Income Fund

•Calvert Short Duration Income Fund

•Calvert Ultra-Short Duration Income Fund

Calvert World Values Fund, Inc., a series fund consisting of:

•Calvert Emerging Markets Advancement Fund

•Calvert Emerging Markets Equity Fund

•Calvert International Equity Fund

•Calvert International Opportunities Fund

•Calvert Mid-Cap Fund

Calvert Variable Products, Inc. a series fund consisting of:

•Calvert VP EAFE International Index Portfolio

•Calvert VP Investment Grade Bond Index Portfolio

•Calvert VP Nasdaq 100 Index Portfolio

•Calvert VP Russell 2000 Small Cap Index Portfolio

•Calvert VP S&P 500 Index Portfolio

•Calvert VP S&P MidCap 400 Index Portfolio

•Calvert VP Volatility Managed Growth Portfolio

•Calvert VP Volatility Managed Moderate Portfolio

•Calvert VP Volatility Managed Moderate Growth Portfolio

Calvert Responsible Index Series, Inc., a series fund consisting of:

•Calvert International Responsible Index Fund

•Calvert US Large-Cap Core Responsible Index Fund

•Calvert US Large-Cap Growth Responsible Index Fund

•Calvert US Large-Cap Value Responsible Index Fund

•Calvert US Mid-Cap Core Responsible Index Fund

Calvert Impact Fund, Inc., a series fund consisting of:

•Calvert Global Energy Solutions Fund

•Calvert Global Water Fund

•Calvert Green Bond Fund

•Calvert Small-Cap Fund

Calvert Variable Series, Inc., a series fund consisting of:

•Calvert VP SRI Balanced Portfolio

•Calvert VP SRI Mid Cap Portfolio

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